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                        PARTIAL ANNUITIZATION ENDORSEMENT

This endorsement is a part of your contract and modifies the contract to which it is attached, as specified below:

Add a PARTIAL ANNUITIZATION section under BENEFIT PROVISIONS - ANNUITY BENEFIT to the contract:
"You may apply a portion of the accumulated value to a benefit option at anytime prior to the Maximum Annuitization Date by sending Us Notice at Our Office. That portion will be applied to a benefit option as of the Valuation Period We receive the Notice. Partial annuitizations reduce the accumulated value of the contract and are deducted from the Investment Options in the same proportion as Your current premium payment allocations unless You direct otherwise."

The benefit options available are listed in the BENEFIT PROVISIONS - DESCRIPTION OF BENEFIT OPTIONS section of the contract. The minimum amount that may be applied to a benefit option is $2,000 and the minimum accumulated value after the partial annuitization must be $5,000. Any partial annuitization request that would reduce the accumulated value to less than $5,000 will be treated as a request for full annuitization of this contract.

We reserve the right to limit the number of partial annuitizations that may be requested in a contract year, but it will never be less than 1 per contract year.

On the DATA PAGE replace the Free Surrender Amount definition with the following: The greater of (A.) and (B.) where: (A.) is 10% of premium payments, decreased by any partial surrenders and/or partial annuitizations made since the last Contract Anniversary; and (B.) is the accumulated value minus remaining premium payments as of the date of the partial surrender or partial annuitization.

Under  CONTRACT VALUES - DIVISION VALUE delete item 2 and replace as follows:
2.       is the number of Units redeemed from the Divisions because of:
a.       amounts deducted from it;
b. amounts transferred from it; c. amounts surrendered from it; and d. amounts applied to a benefit option.

Under the DEATH BENEFITS section, change all references to partial surrender(s) to "partial surrender(s) and/or partial annuitization(s)".

Under FEES AND CHARGES - SURRENDER CHARGE delete item 1 of the 5th paragraph that begins with "Surrender Charge is not assessed when": and replace as follows:
1. a portion or all of the accumulated value is applied under a benefit option;

Under GENERAL INFORMATION - TERMINATION section, change references to partial surrender(s) to: "partial surrender(s) and/or partial annuitization(s)".

Under GENERAL INFORMATION - TAXES replace with the following:
Surrenders, applications of any amount of the accumulated value to a benefit option, and any changes of Owner or Annuitant may have tax consequences to You. You may want to seek the advice of Your tax advisor before making any changes to this contract.


Principal Life Insurance Company
Des Moines, Iowa  50392-0001